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02044144

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
JUL - 2 2002
WASH. D.C. SECTION
154

7/1/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of July 2002

AUDIOCODES LTD.
(Translation of registrant's name into English)

4 Hahoresh Street, Yehud 56470 • ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

45196502.1

Attached hereto and incorporated by reference herein are the Letter to Shareholders, dated March 2002, from the President, Chief Executive Officer and Chairman of the Board of the Registrant, the Notice of and Proxy Statement for the Annual General Meeting of Shareholders, dated July 1, 2002 and the Proxy for use at the Annual General Meeting of Shareholders to be held on July 25, 2002.

45196502.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By: Shabtai Adlersberg by Neil Gold pursuant to Power of Attorney
Neil Gold, for Shabtai Adlersberg
pursuant to authorization

Dated: July 1, 2002

45196502.1

Orchestrating the New Voice Infrastructure

AudioCodes
2001 Annual Report


AudioCodes

Dear Shareholders,

This year, I am addressing you against a background of continuing market challenges. Our company's determination and resolve to realize its long-term potential have been the cornerstone of our activities in 2001, and I believe this potential will be revealed in its true light in the coming years.

As investments in new communications networks were substantially lower and deployments of VoIP networks suffered considerably, the effect on our financial results was significant. Despite this downturn, we believe that our company remains the preferred choice in our markets, and continues to achieve important design wins. We remain dedicated to continuing our growth as a company through internal expansion. Funds raised in our public offerings in 1999 have continued to be utilized for this.

We entered into this difficult period with strong cash reserves and no debt on our balance sheet. This helped us to maintain R&D activity and expand our product lines, while regrouping and refocusing to fulfill our long-term strategy. As of December 31, 2001, cash reserves totaled $130 million.

Adapting to Changing Markets

While our competitors and customers reacted to the market downturn by reducing staff and investment, we adopted a different approach, based on our belief in the potential for long-term growth of the Voice over Packet (VoP) market. We made the strategic decision to retain our development staff and even increase R&D and marketing expenditures. We leveraged our strong financial position to continue development of core competencies and to position the company to be able to take advantage of market opportunities when packet-enabled voice infrastructure investments begin anew.

In addition, in this past year, many large Network Equipment Providers (NEPs) and Original Equipment Manufacturers (OEMs) restructured, prioritized development, and recognized that they could no longer provide all the network elements and technologies required in the migration to VoP. As a result, many of these large NEPs and OEMs are now outsourcing major R&D projects. AudioCodes is well positioned to meet these needs, and this is reflected in our design win activity.

Embarking on an OEM System Business Strategy

The consensus of industry leaders regarding future deployments of VoP in building the new voice infrastructure in both fixed and wireless networks remains optimistic. New services, operational efficiency and capital cost expenditure savings promised by VoP are expected to continue to drive long-term deployment of new and converged voice and data networks.

As a technology leader, AudioCodes has evolved to offer more and more of the vital, and increasingly highly integrated, system components in VoP networks. We enabled VoP products by offering chips, followed by boards and modules. Our company emerged as an industry leader by supplying superior enabling technologies to NEP and OEM companies.

Today our markets are undergoing a complete metamorphosis. Substantial consolidation is leading to fewer market players. Current business models of leading telecom operators now rely on suppliers who can deliver economies of scale and stability.


Shabtai Adlersberg

Beyond that, these suppliers, including large NEPs and telecom equipment vendors, need to provide service providers with complex wireless, cable or fixed network solutions at a time when they lack the resources to develop a complete product portfolio internally. In order to better control our future, and help our NEP customers meet the challenge of deploying full network solutions, we enhanced our offerings to highlight full system VoP media gateways based on AudioCodes' proven enabling technologies.

With our new focus on offering complete VoP media gateway products and systems, we are better positioned to support NEPs and leading telecom OEMs, and to enable their new voice infrastructure offerings. Leading NEPs, who are already familiar with our superior enabling technologies, are open to incorporate AudioCodes' media gateway systems solutions into their network solutions. The Stretto™ line of high-density media gateways for wireless applications, introduced to the market at the end of 2001, has recently completed a successful beta program.

A Multifaceted Product Development Strategy

The move toward full system media gateway solutions is a natural progression. We realize that the potential and strength of our new solutions lie in the underlying enabling technologies we have developed, and will continue to develop and sell.

Our product development strategy is based on a flexible and open platform that can be deployed in a wide variety of new voice infrastructure networks. Our open architecture allows new features, as they are developed, to be adapted easily and quickly to other market applications. Currently, our team is working on adapting the Stretto™ wireless platform for rapid delivery and deployment in VoIP access and trunking markets, and for the enhanced services market.

A Growing Base of New Customers

While our 1999 and 2000 customer base has eroded due to decreased capital expenditures and financing difficulties, a more diversified product mix is allowing us to build a renewed customer base. Given that sales cycles in our markets are quite long, we expect revenue to be realized no sooner than nine to twelve months, or more, once we are designed in with OEM or NEP partners. As a result, we believe we will return to a growing revenue pattern towards the end of 2002. Our objective in this environment remains to achieve as many design wins as possible and our marketing and business development efforts are focused on this. Achieving this objective is expected to enable us to emerge from the current market downturn a stronger company that is well positioned to grow and maintain our competitive edge.

Building from Within for a Strong Future

As I mentioned earlier, we retained our core development staff over the past year, and even increased R&D expenditures. We also continued to invest in our marketing and sales infrastructure, despite the current slowdown. These efforts are part of a strategic decision to continue to invest in our company, to be better positioned to continue as a leading force in the industry.

During 2001, we deployed a new Enterprise Resource Planning (ERP) system that is enabling us to improve operations. The ERP system solidified internal processes and systems, to prepare for expected increases in production, handle a diversified product portfolio and service a broad customer base. We expanded our management team, and continued to refine internal organizational and structural processes. We plan to continue our strategy of investing conservatively and cautiously, leveraging our financial position to support the company's future growth.

Our ability to remain strong in this difficult market, and simultaneously continue our long-term plans for growth, is a credit to our employees. Our staff has always been the cornerstone and strong foundation of our success. With the continued support of our employees and customers, and the loyalty and patience of our shareholders, we are confident in our ability to weather the storm and emerge a stronger company, positioned to lead in one of the industry's most promising markets.

Shabtai Adlersberg,
Co-Founder, President, Chief Executive Officer and Chairman of the Board

March 2002

Directors & Officers

Senior Officers

Shabtai Adlersberg	Chairman of the Board, President & Chief Executive Officer
Mike Lilo	Chief Operating Officer & Chief Financial Officer

Office Holders

Lior Aldema	Vice President, Product Management
Eyal Frishberg	Vice President, Operations
Bruce Gellman	President, AudioCodes Inc.
Benjamin Giloh	Vice President, Business Development
Samuel Hadar	Vice President, Sales Far East
Eyal Israeli	Vice President, Customer Support
Eli Kaner	Vice President, Strategic Alliances
Lea Korner	Vice President, Channel & Partnership Development
Greg McQuay	Vice President, IPmedia
Oded Morag	Vice President, Systems Sales Europe
Eli Nir	Vice President, Research & Development
Ben Rabinowitz	Vice President, Access & Switching
Itamar Rosen	Vice President, Legal Affairs & Company Secretary
Chaim Shachar	Vice President, Sales India
Walter Shalev	Vice President, Sales Cable Access Systems
Dr. Yoram Stettiner	Vice President, Advanced Technologies
David Sullivan	Vice President, U.S. Sales

Board of Directors

Shabtai Adlersberg	Chairman of the Board, President & Chief Executive Officer
Leon Bialik	Director
Dr. Eyal Kishon	Director
Doron Nevo	Director
Dana Gross	Director

Investor Relations

Bill Zima
Global IR Consulting Services
Thomson Financial
75 Wall Street, 20th Floor
New York, NY 10005
Phone: (212) 509-5100
Fax: (212) 363-3971

Independent Auditors

Kost Forer & Gabbay
A Member of Ernst & Young International
3 Aminadav Street
Tel Aviv, Israel 61575

Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
Phone: (212) 936-5100

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this report.

About AudioCodes

AudioCodes Ltd. (NASDAQ: AUDC) designs, develops and markets Voice over Packet media gateway technologies and systems for converged networks. The company is a market leader in voice compression technology and the key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes' product line includes enabling technology products such as VoIP communication boards, VoIP media gateway modules, and VoP chip processors; as well as media gateway system solutions for packet networks in the wireline, wireless, broadband access and media server markets.

International Headquarters
4 HaHoresh Street
Yehud, Israel 56470
Tel: +972-3-539-4000
Fax: +972-3-539-4040

US Headquarters
2890 Zanker Road, Suite 200
San Jose, CA 95134
Tel: (408) 577-0488
Fax: (408) 577-0492

E-Mail info@audiocodes.com

Ref. # LTRT-00421 04/02 V1.



www.audiocodes.com

AUDIOCODES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
July 1, 2002

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of AudioCodes Ltd., a company formed under the laws of the State of Israel (the "Company"), will be held on Thursday, July 25, 2002 at 01:00 p.m., local time, at the principal executive offices of the Company located at 4 Hahoresh Street, Yehud 56470, Israel, for the following purposes:

1. To ratify the appointment of Kost Forer & Gabbay (a member firm of Ernst & Young International) as the Company's independent auditors for 2002 and to authorize the compensation of the auditors;

2. To ratify an option grant to Shabtai Adlersberg, Chairman of the Board of Directors, President and Chief Executive Officer;

3. To ratify an option grant to Leon Bialik, a non-employee director of the Company; and

4. To amend the maximum amount payable by the Company under the Indemnification Agreement with each of the Company's directors.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only shareholders who held shares at the close of business on June 24, 2002 (the "Record Date") are entitled to notice of and to vote at the Meeting and any adjournments thereof. The vote required to approve the resolutions to be presented is set forth in the accompanying Proxy Statement.

All shareholders are cordially invited to attend the Meeting in person. Any shareholder attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS

SHABTAI ADLERSBERG
Chief Executive Officer

Yehud, Israel
July 1, 2002

The Annual Report of the Company for the fiscal year ended December 31, 2001, including financial statements, is enclosed, but is not part of the proxy solicitation material.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

AUDIOCODES LTD.

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 1, 2002

The enclosed proxy is solicited on behalf of the Board of Directors of AudioCodes Ltd. (the "Company") for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held Thursday, July 25, 2002 at 01:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 4 Hahoresh Street, Yehud 56470, Israel. The telephone number at that address is 011-972-3-539-4400.

These proxy solicitation materials were mailed on or about July 1, 2002 to all shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record at the close of business on June 24, 2002 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. Also, shareholders who hold Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Meeting.

At the Record Date, 38,806,815 Ordinary Shares were outstanding (excluding shares held in treasury).

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at the address set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Pursuant to the Company's Articles of Association, the presence, in person or by proxy, of at least two shareholders entitled to vote upon the business to be transacted in the Meeting holding shares conferring in the aggregate at least 50% of the outstanding voting power of the Company is necessary to constitute a quorum at the Meeting. The vote necessary to approve the resolutions relating to the matters upon which the shareholders will be asked to vote is specified below immediately following each proposed resolution. Each Ordinary Share is entitled to one vote on each proposal or item that comes before the Meeting.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by directors, officers and other employees of the Company by personal interview, telephone, facsimile or other method. No additional compensation will be paid for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any other information furnished to the shareholders, will be borne by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Ordinary Shares.

INFORMATION REGARDING THE BOARD OF DIRECTORS

The Board of Directors of the Company currently consists of the following directors:

Name	Age	Class	Term Ending
Shabtai Adlersberg	49	III	2003
Leon Bialik	43	III	2003
Dana Gross	35	I	2004
Dr. Eyal Kishon	42	Independent	2005
Doron Nevo	46	Independent	2003

Under the Israeli Companies Law, Messrs. Kishon and Nevo, our independent directors, are not members of any class. There are currently no Class II directors.

PROPOSAL ONE
Ratification of Appointment of Independent Auditors and Authorizing Auditors' Compensation

Background

The Board of Directors has selected Kost Forer & Gabbay (a member firm of Ernst & Young International) as its independent auditors to audit the consolidated financial statements of the Company for 2002. Kost Forer & Gabbay has been engaged as the Company's auditors since the year ended December 31, 1997. Representatives of Kost Forer & Gabbay will attend the Meeting and may make a statement if they so desire. They will be available to respond to appropriate questions raised during the Meeting.

Proposal

Shareholders are being asked to ratify the selection of Kost Forer & Gabbay as the Company's independent auditors for 2002 and to authorize the compensation of these auditors.

It is proposed that the following resolution be adopted at the Meeting:

> "RESOLVED, that the appointment of Kost Forer & Gabbay as the Company's independent public accountants for the fiscal year ending December 31, 2002 be, and it hereby is, ratified, and that the Board of Directors be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

Board Recommendation

The Board of Directors recommends that the shareholders vote "FOR" adoption of this proposal.

PROPOSAL TWO
Ratification of Option Grant to the Company's President and Chief Executive Officer

Background

Under the Israeli Companies Law, the compensation terms, including any stock option grants, of any executive officer who also serves as a director requires the approval of the company's audit committee, board of directors and shareholders, in that order. Shabtai Adlersberg, the Company's President and Chief Executive Officer, also serves as Chairman of the Board of the Company. Accordingly, his compensation, including any grant of stock options, is subject to ratification by the Company's shareholders.

The Audit Committee and the Board of Directors have approved the grant to Shabtai Adlersberg of options to purchase 225,000 Ordinary Shares with an exercise price of $4.18 per share, which is equal to 100% of the closing price of the Ordinary Shares on the Nasdaq National Market on December 19, 2001, the date of grant.

Proposal

Shareholders are being asked to ratify the option grant to Shabtai Adlersberg.

It is proposed that the following resolution be adopted at the Meeting:

> "RESOLVED, that the grant of options to purchase 225,000 Ordinary Shares to Shabtai Adlersberg, at 100% of the closing price on the Nasdaq National Market on the date of grant, upon the terms approved by the Company's Audit Committee and Board of Directors, be, and it hereby is approved."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

Board Recommendation

The Board of Directors recommends that the shareholders vote "FOR" adoption of this proposal.

PROPOSAL THREE
Ratification of Option Grant to a Non-employee Director of the Company

Background

Under the Israeli Companies Law, the compensation terms, including any stock option grants, of any director requires the approval of the company's audit committee, board of directors and shareholders, in that order. On June 18, 2001, the shareholders ratified the grant of options to purchase 10,000 shares at 100% of the closing price on the Nasdaq National Market on the date of grant to each of the non-employee directors of the Company who served at such time on the Board of Directors. These options were granted on September 10, 2001 at an exercise price of $2.68 per share which was equal to the closing price of the shares on the Nasdaq Stock Market on the date of grant.

Leon Bialik, one of the Company's co-founders, ceased to be an executive officer of the Company as of April 2001, but continues to serve as a non-employee director of the Company. Because Mr. Bialik has become a non-employee director, the Audit Committee and the Board of Directors have approved the grant of options to purchase 10,000 Ordinary Shares to Leon Bialik, at 100% of the closing price on the Nasdaq National Market on the date of grant. These options will be granted, assuming shareholder approval, in the third quarter of 2002.

Proposal

Shareholders are being asked to ratify the option grant to Leon Bialik.

It is proposed that the following resolution be adopted at the Meeting:

> "RESOLVED, that the grant of options to purchase 10,000 Ordinary Shares to Leon Bialik, at 100% of the closing price on the Nasdaq National Market on the date of grant, upon the terms approved by the Company's Audit Committee and Board of Directors, be, and it hereby is approved."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

Board Recommendation

The Board of Directors recommends that the shareholders vote "FOR" adoption of this proposal.

PROPOSAL FOUR
Amendment to Indemnification Agreement

Background

On June 18, 2001, the shareholders approved the Company's undertaking to enter into an Indemnification Agreement with each of the Company's directors. Under the Indemnification Agreement, the maximum amount payable by the Company for each event described therein is $10,000,000. The insurance advisors of the Company recommended to the Company to increase such maximum amount to $20,000,000.

Under Israeli law, an undertaking in advance to provide an indemnity to the directors of a company requires the approval the company's audit committee, board of directors and shareholders, in that order. The Company's Audit Committee and Board of Directors have approved the amendment to the Indemnification Agreement, such that the maximum amount payable by the Company for each event described therein will be $20,000,000.

Proposal

Shareholders are being asked to ratify the amendment to the Indemnification Agreement.

It is proposed that the following resolution be adopted at the Meeting:

> "RESOLVED, that the amendment to the Indemnification Agreement such that the maximum amount payable by the Company for each event described therein will be $20,000,000, be, and it hereby is, ratified."

Vote Required

The affirmative vote of the holders of a majority of the outstanding Ordinary Shares of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

Board Recommendation

The Board of Directors recommends that the shareholders vote "FOR" adoption of this proposal.

By Order of the Board of Directors

Shabtai Adlersberg
Chief Executive Officer

Dated: July 1, 2002

AUDIOCODES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 25, 2002

The undersigned shareholder of AudioCodes Ltd. (the "Company") hereby appoints SHABTAI ADLERSBERG, or if unable to attend, MIKE LILO, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the shares of the Company that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 4 Hahoresh Street, Yehud 56470, Israel, on Thursday, July 25, 2002, at 01:00 p.m. (local time), and at any adjournment thereof.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made this proxy will be voted FOR Items 1, 2, 3 and 4.

1. TO RATIFY THE APPOINTMENT OF KOST FORER & GABBAY (A MEMBER FIRM OF ERNST & YOUNG INTERNATIONAL) AS THE COMPANY'S INDEPENDENT AUDITORS FOR 2002 AND TO AUTHORIZE THE COMPENSATION OF THE AUDITORS.

FOR AGAINST ABSTAIN

2. TO RATIFY AN OPTION GRANT TO THE CHAIRMAN OF THE BOARD OF DIRECTORS, PRESIDENT AND CHIEF EXECUTIVE OFFICER.

FOR AGAINST ABSTAIN

3. TO RATIFY AN OPTION GRANT TO A NON-EMPLOYEE DIRECTOR.

FOR AGAINST ABSTAIN

4. TO AMEND THE MAXIMUM AMOUNT PAYABLE BY THE COMPANY UNDER THE INDEMNIFICATION AGREEMENT WITH EACH OF THE COMPANY'S DIRECTORS.

FOR AGAINST ABSTAIN

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

SIGNATURE(S) ______________________________

SIGNATURE(S) ______________________________

DATE ______________________________

Please mark, date and sign exactly as name(s) appear(s) on this proxy and return this proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity. Joint owners should each sign.